UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       July 2007                                   File No:  0-52265

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated July 24, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: July 24, 2007

Signed: /s/  Michael Bebek

Michael Bebek

Corporate Secretary

PRESS RELEASE TSX-V: KGN

PRELIMINARY METALLURGICAL STUDY INDICATES GOOD GOLD RECOVERY AT KEEGAN’S ESAASE PROJECT

Keegan is pleased to announce positive results from a preliminary metallurgical testing program at its Esaase project.  Results indicate that gold is easily recovered from reverse circulation chips with limited or no grinding, reasonable amounts of reagents, and normal leach times, suggesting that Keegan may be able to use either a low cost, low energy dump leach or carbon in leach (CIL) technique on the deposit.  With crushing (300 microns) that is up to three times coarser than that found in many Ghanaian leach mines, gold recoveries are 91 % from oxide, 87% from the transition and 75% from the fresh portions of the deposit respectively.  Recoveries are high even with no additional crushing (see table 1 for full results and www.keeganresources.com for the full text of the report).  As the study found coarse gold in the fresh portion of the deposit, Keegan is planning additional studies to ascertain whether even higher recoveries can be achieved.

Table 1. Summary of leach studies on reverse circulation chips

Zone	Average Drill Depth (meters)	Particle Size (micron)	Recovery (%)
Oxide	28	300	90.5
Transition	103	300	86.8
Fresh	140	300	75.2
Oxide	28	478 (as is)	85.8
Transition	103	929 (as is)	65.3
Fresh	140	1000 (as is)	66.8

Dan McCoy, President and CEO of Keegan states:  “These results indicate that the gold at Esaase has a good chance of being recovered using low cost mining and milling methods.  We will be working steadily to add value to Esaase both through additional metallurgical and engineering scoping studies as well as through continued discovery with exploration drilling in the coming months.”

The design, sampling, and interpretation of the program were completed by RSG Global, a division of Coffey Mining Company, who contracted Independent Metallurgical Laboratories Pty. Ltd. to perform the metallurgical tests and petrographic examination of the samples.   Three composite samples weighing 10 kg were created from 20 samples each, taken from each different portion of the deposit and identified by type based on logging of oxidation and weathering.  The leach test work was carried out over 72 hours at 40%w/w solids using Perth tap water.  The pH, dissolved oxygen level, free cyanide level and dissolved oxygen level, free cyanide level and dissolved gold were monitored at 2, 4, 8, 12, 24, 48, and 72 hour intervals. Tests were conducted on the “as received” RC chips and at 75, 150, 300, and 800 micron grinds. Induced Coupled Polarization (ICP) multi-element analyses of the samples do not indicate the presence of any deleterious elements in significant quantities likely to effect cyanidation.  Keegan plans additional resource delineation, metallurgical, community development and engineering and scoping studies in the coming months.  Richard Haslinger, P. Eng., is the Qualified Person with respect to NI 43-101 at Esaase and has reviewed this release.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company owns title and the right to earn 90% of its flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful board members and advisors, Keegan efficiently executes its project development plans and is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, PhD
President & CEO

For more information please visit the company website at

http://www.keeganresources.com or contact investor relations at

604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.